Exhibit 4.5

HUT 8 MINING CORP.

Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

(In Canadian dollars)

Three and nine months ended September 30, 2020 and 2019

HUT 8 MINING CORP.

(In Canadian dollars)

Unaudited Condensed Consolidated Interim Statements of Financial Position

Amended and Restated

	September 30,	December 31,
	2020	2019
Assets
Current assets
Cash	$2,259,951	$2,946,017
Digital assets (Note 5)	14,119,230	10,484,106
Digital assets collateral (Note 5)	26,843,667	-
Digital assets receivable (Note 5)	66,608	943,438
Deposits and prepaid expenses (Note 4)	3,214,703	321,189
	46,504,159	14,694,750
Non-current assets
Plant and equipment (Note 6)	21,132,230	34,883,085
Digital assets collateral (Note 5)	-	15,883,182
Deposits and prepaid expenses (Note 4)	4,573,405	5,776,227
Total assets	$72,209,794	$71,237,244
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities (Note 7)	$4,090,633	$2,496,864
Loans payable (Note 8)	27,006,311	6,231,548
	31,096,944	8,728,412
Non-current liabilities
Loans payable (Note 8)	-	19,807,075
	31,096,944	28,535,487
Shareholders’ equity
Share capital (Note 9)	177,158,850	170,622,599
Contributed surplus (Note 9)	4,069,867	5,300,480
Warrants (Note 9)	2,763,301	1,367,901
Accumulated deficit	(142,879,169)	(134,589,223)
	41,112,850	42,701,757
Total liabilities and shareholders’ equity	$72,209,794	$71,237,244

Reporting entity and going concern (Note 1)

Subsequent event (Note 13)

Approved on behalf of the Board:

“Bill Tai”	“Joseph Flinn”
Director	Director

HUT 8 MINING CORP.

(In Canadian dollars)

Unaudited Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

Amended and Restated

For the three and nine months ended September 30, 2020 and September 30, 2019

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
		(Restated - Note 14)		(Restated - Note 14)
Revenue
Digital assets mined (Note 5)	$5,264,369	$26,749,874	$27,233,929	$67,132,276
Hosting fees	490,363	-	490,363	-
Cost of revenue
Site operating costs	(7,871,231)	(11,353,029)	(29,120,406)	(34,372,623)
Depreciation (Note 6, 14)	(3,545,173)	(8,178,269)	(17,512,599)	(24,534,807)
Gross profit	(5,661,672)	7,218,576	(18,908,713)	8,224,846
Gain on use of digital assets (Note 5)	198,369	514,135	1,800,984	5,433,530
Revaluation of digital assets (Note 5)	5,577,854	(10,050,642)	13,713,962	8,243,089
	5,776,223	(9,536,507)	15,514,946	13,676,619
Expenses
Share based payments (Note 9)	(167,743)	(670,136)	479,892	(2,427,144)
Professional	(379,510)	(77,259)	(1,320,720)	(376,717)
General and office	(250,428)	(159,114)	(748,587)	(611,889)
Salary and benefits	(149,542)	(454,223)	(521,329)	(970,795)
Investor and public relations	-	(2,909)	(5,000)	(35,577)
Regulatory	(8,485)	(13,765)	(98,366)	(95,596)
	(955,708)	(1,377,406)	(2,214,110)	(4,517,718)
Operating income (loss)	(841,157)	(3,695,337)	(5,607,877)	17,383,747
Foreign exchange gain (loss)	508,606	(370,374)	(772,714)	703,347
Finance expense	(569,620)	(1,146,630)	(1,916,313)	(3,544,978)
Finance income	1,833	23,700	6,959	32,812
Other gain	-	-	-	951,059
Net income (loss)	$(900,338)	$(5,188,641)	$(8,289,945)	$15,525,987
Basic earning (loss) per share	(0.01)	(0.07)	(0.09)	0.20
Diluted earning (loss) per share	(0.01)	(0.07)	(0.09)	0.20
Weighted-average shares used in
computation of earningd per share:
Basic	96,732,232	78,024,609	92,243,948	76,649,808
Diluted	97,048,899	78,024,609	92,560,615	77,919,908

HUT 8 MINING CORP.

(In Canadian dollars)

Unaudited Condensed Consolidated Interim Statement of Cash Flows

Amended and Restated

For the nine months ended September 30, 2020 and September 30, 2019

	2020	2019
		(Restated - Note 14)
Cash provided by (used in):
Operating activities:
Net income (loss)	$(8,289,945)	$15,525,987
Change in non-cash operating items:
Digital assets mined	(27,233,929)	(67,132,276)
Digital assets converted to fiat currency	29,030,097	47,527,631
Depreciation	17,512,599	24,534,807
Gain on use of digital assets	(1,800,984)	(5,433,530)
Revaluation of digital assets	(13,713,962)	(8,243,089)
Share based payments	(479,890)	2,427,144
Gain on shares issued to settle accounts payable	-	(951,059)
Net finance expense and other	(620,002)	3,309,214
Foreign exchange	772,714	(703,344)
Accretion expense on lease obligations	19,556	-
	(4,803,746)	10,861,485
Change in non-cash working capital:
Accounts payable and accrued liabilities	1,882,550	(2,044,104)
Total change in non-cash operating working capital	1,882,550	(2,044,104)
Net cash used in operating activities	(2,921,196)	8,817,381
Investing activities
Purchase of mining equipment	(3,779,746)	-
Deposits and prepaid expenses	(1,672,691)	(4,884,383)
Net cash used in investing activities	(5,452,437)	(4,884,383)
Financing activities
Repayment of loan payable	(6,622,303)	(4,306,586)
Finance draw from loan payable	6,615,500	-
Repayment of lease obligations	(26,150)	-
Proceeds from issuance of common shares, net of issue costs	7,719,620	-
Proceeds from exercise of warrants	900	-
Net cash provided by (used in) financing activities	7,687,567	(4,306,586)
Increase in cash	(686,066)	(373,588)
Cash, beginning of year	2,946,017	3,556,560
Cash, end of period	$2,259,951	$3,182,972

Significant non-cash transactions included:

☐	Expiration of broker warrants of $1,367,901 (2019 - $Nil);

☐	Issuance of broker warrants as share issuance costs valued at $127,986 (2019 - $Nil);
☐	Payment in bitcoin of loans payable interest and principle totaling $Nil (2019 - $2,470,746);
☐	Payment in bitcoin of accounts payable totaling $Nil (2019 - $7,736,330); and
☐	Settlement of accounts payable in common shares valued at $Nil (2019 - $5,855,486).

HUT 8 MINING CORP.

(In Canadian dollars)

Unaudited Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Amended and Restated

	Share Capital
	Number of		Shares to be		Contributed	Accumulated
	shares	Dollar amount	issued	Warrants	surplus	deficit	Total
Balance, December 31, 2018	85,227,858	$162,733,360	$1,167,386	$1,367,901	$4,061,740	$(136,671,025)	$32,659,362
Shares issued for mining equipment	838,511	1,167,386	(1,167,386)	-	-	-	-
Shares issued in settlement of accounts payable	3,717,433	4,609,617	-	-	-	-	4,609,617
Shares issued for services	419,507	667,256	-	-	-	-	667,256
Share based payments	234,700	192,454	-	-	2,013,002	-	2,205,456
Net loss and comprehensive loss	-	-	-	-	-	15,525,987	15,525,987
Balance, September 30, 2019	90,438,009	$169,370,073	$-	$1,367,901	$6,074,742	$(121,145,038)	$55,667,678

	Share Capital
	Number of		Shares to be		Contributed	Accumulated
	shares	Dollar amount	issued	Warrants	surplus	deficit	Total
Balance, December 31, 2019	90,438,009	$170,622,599	$-	$1,367,901	$5,300,480	$(134,589,223)	$42,701,757
Shares issued for public offering	5,750,456	5,702,617	-	2,635,544	-	-	8,338,161
Share issuance costs	-	(971,527)	-	127,986	-	-	(843,541)
Shares issued on exercise of RSU	543,359	1,804,260	-	-	(1,804,260)	-	0
Shares issued for exercise of warrants	500	900	-	(229)	229	-	900
Share based payments	-	-	-	-	(479,892)	-	(479,892)
Share based payments withholding	-	-	-	-	(68,668)	-	(68,668)
Expiry of broker warrants	-	-	-	(1,367,901)	1,367,901	-	-
Loss on retirement of Bitfury debt	-	-	-	-	(245,922)	-	(245,922)
Net loss and comprehensive loss	-	-	-	-	-	(8,289,945)	(8,289,945)
Balance, September 30, 2020	96,732,324	$177,158,850	$-	$2,763,301	$4,069,867	$(142,879,169)	$41,112,850

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

1.	Reporting entity and going concern

(a) Reporting entity

Hut 8 Mining Corp. (the “Company” or “Hut 8”) was incorporated under the laws of the Province of British Columbia on June 9, 2011. The registered office of the Company is located at Suite 1700 Park Place, 666 Burrard St, Vancouver BC, Canada, V6C 2X8 and the headquarter is located at 130 King St. W, Suite 1800, Toronto, ON, Canada, M5X 2A2. The Company’s common shares are listed under the symbol “HUT” on the Toronto Stock Exchange (“TSX”) and as “HUTMF” on the OTCQX Exchange. As at September 30, 2020, Bitfury Holding BV (“Bitfury”) owned 40% of the Company’s common shares and is a controlling shareholder and related party of Hut 8. The Company is in the business of utilizing specialized equipment to solve complex computational problems to validate transactions on the bitcoin blockchain. The Company receives bitcoin in return for successful service.

(b) Going concern

These unaudited condensed interim consolidated financial statements have been prepared assuming the Company will continue as a going concern, notwithstanding that the Company has an accumulated deficit. As at September 30, 2020, the Company has a working capital surplus of $15,407,215 and shareholders’ equity of $41,112,850.

The Company’s ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business is dependent upon maintaining sustained profitability and maintaining the Company’s loans in good standing. There are various risks and uncertainties affecting the Company’s operations including, but not limited to, the viability of the economics of bitcoin mining, the liquidity of bitcoin, the Company’s ability to maintain its security of its digital assets and execute its business plan. As discussed in Note 8, the Genesis loan requires bitcoin collateral. If the bitcoin price reaches a price where Hut 8 does not have the bitcoin to sufficiently collateralize the loan, then after a cure period of 10 days, Genesis may be able to liquidate a significant portion of Hut 8’s bitcoin, demand immediate repayment of the loan, or terminate the loan agreement. The Company’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued security, operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, and securing additional financing, as needed, through one or more of loans and equity investments. Given the volatility in the financial markets, it may be difficult to raise financing when needed. Failure to implement the Company’s business plan could have a material adverse effect on the Company’s financial condition and/or financial performance, see also Note 12. Accordingly, there are material risks and uncertainties that cast significant doubt about the Company’s ability to continue as a going concern.

These unaudited condensed interim consolidated financial statements do not include any adjustments or disclosures that would be required if assets are not realized and liabilities and commitments are not settled in the normal course of operations. If the Company is unable to continue as a going concern, then the carrying value of certain assets and liabilities would require revaluation to a liquidation basis, which could differ materially from the values presented in the consolidated financial statements

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

2.	Statement of compliance and basis of presentation

(a) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain information and note disclosures normally included in the audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These condensed interim consolidated financial statements should be read in conjunction with the Company’s December 31, 2019 audited annual consolidated financial statements.

The Company is in the business of digital currencies, many aspects of which are not specifically addressed by current IFRS guidance. The Company is required to make judgments as to the application of IFRS and the selection of its accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgments, however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s earnings and financial position as presented.

These unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors for November 12, 2020.

(b) Basis of presentation

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis except for some financial instruments that have been measured at fair value.

(c) Functional and presentation currency

Items included in the unaudited condensed consolidated interim financial statements of the Company and its wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates. These unaudited condensed consolidated interim financial statements have been prepared in Canadian dollars, which is the Company’s functional and presentation currency.

(d) Consolidation

These unaudited condensed consolidated interim financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant intercompany transactions, balances, income and expenses are eliminated on consolidation.

The Company has three wholly owned subsidiaries: Hut 8 Holdings Inc., Hut 8 Asset Management Inc., and Hut 8 Finance Ltd.

The Company incorporated Hut 8 Asset Management Inc. on November 1, 2018 for the Company’s digital currency trading operations in Bridgetown, Barbados. No transactions have occurred to date. The Company incorporated Hut 8 Finance Ltd. on January 30, 2019 in Ontario, Canada, which is also related to the digital currency trading operations.

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

3.	Significant accounting policies, judgements, and estimates

The preparation of the Company’s unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts; however, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company.

The following are the estimates and assumptions that have been made in applying the Company’s accounting policies that have the most significant effect on the amounts in the unaudited condensed consolidated interim financial statements:

(i)	Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

3.	Significant accounting policies, judgements, and estimates (continued)

(ii)	Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. The Company has not recognized the value of any deferred tax assets in its statements of financial position.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained based on its technical merits. The Company measures and records the tax benefits from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company’s estimated liabilities related to these matters are adjusted in the period in which the uncertain tax position is effectively settled, the statute of limitations for examination expires or when additional information becomes available. The Company’s liability for unrecognized tax benefits requires the use of assumptions and significant judgment to estimate the exposures associated with our various filing positions. Although the Company believes that the judgments and estimates made are reasonable, actual results could differ and resulting adjustments could materially affect our effective income tax rate and income tax provision.

The Company has earned bitcoin from the commercial activity of bitcoin mining. The Company has followed the published Canada Revenue Agency (“CRA”) view that bitcoin is a commodity and inventory of the business, the value of which is included in the calculation of taxable income from the business. Bitcoin is valued in accordance with Section 10 of the Income Tax Act. Revenue from bitcoin mining is included in taxable income when the bitcoin earned is sold or exchanged for cash or another asset. There is uncertainty regarding the taxation of cryptocurrency and the CRA may assess the Company differently from the position adopted. This could result in additional current taxes payable with equal offset to deferred tax expense.

(iii)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. Recoverable amounts are also sensitive to assumptions about the future usefulness of in- process development and the related marketing rights.

(iv)	Foreign currency translation

Within each entity, transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at that date. Foreign exchange differences arising on translation are recognized in the statement of operations. Non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

3.	Significant accounting policies, judgements, and estimates (continued)

(v)	Fair value measurement of stock options and broker warrants

The Company measures the cost of equity-settled transaction by reference to the fair value of the equity instruments at the date on which they are granted. Estimating fair value requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires the determination of the most appropriate inputs to the valuation model including the expected life of the broker warrants, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for stock options and broker warrants are disclosed in Note 9.

(vi)	Revenue recognition

The Company recognizes revenue from the provision of transaction verification services within the bitcoin blockchain, and as consideration for these services, the Company receives bitcoin. Revenue is measured based on the fair value of the bitcoin received. The fair value is determined using the closing bitcoin price per www.coinmarketcap.com (“Coinmarketcap”). The Company is relying on the data available at Coinmarketcap to be an accurate representation of the closing price for the digital assets.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the production and mining of bitcoin and management has exercised significant judgment in determining appropriate accounting treatment for the recognition of revenue. In the event authoritative guidance is enacted by the IASB, the Company may be required to change its policies which could result in a change in the Company’s financial position and earnings.

(vii)	Digital assets

Digital assets consist of Bitcoin. Digital assets meet the definition of intangible assets in IAS 38 Intangible Assets as they are identifiable non-monetary assets without physical substance. They are initially recorded at cost and the revaluation method is used to measure the digital assets subsequently. Where digital assets are recognized as revenue, the fair value of the bitcoin received is considered to be the cost of the digital assets. Under the revaluation method, increases in fair value are recorded in other comprehensive income, while decreases are recorded in profit or loss. The Company revalues its digital asset at the end of each of its three interim financial reporting periods and at its annual financial reporting period end date. There is no recycling of gains from other comprehensive income to profit or loss. However, to the extent that an increase in fair value reverses a previous decrease in fair value that has been recorded in profit or loss, that increase is recorded in profit or loss. Decreases in fair value that reverse gains previously recorded in other comprehensive income are recorded in other comprehensive income.

Digital assets are measured at fair value using the quoted price on Coinmarketcap. Management considers this fair value to be a Level 2 input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges

The Company’s determination to classify its holding of bitcoin as current assets is based on management’s assessment that its bitcoin held can be considered to be a commodity, the availability of liquid markets to which the Company may sell a portion of its holdings and that the Company is actively selling its digital currencies in the near future to generate a profit from price fluctuations.

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

3.	Significant accounting policies, judgements, and estimates (continued)

(viii)	Non-monetary transactions

Where the Company is settling a liability for the purchase of goods and services where the price was established in a fiat currency, the difference between the liability settled and the fair value of the digital assets transferred is recognized as a gain or loss on settlement. Otherwise, the transaction is measured based on the fair value of the digital assets exchanged. Any difference between the fair value of the digital assets exchanged and the carrying amount of the digital assets is recognized in profit and loss.

(ix)	Earnings per share

The calculation of earnings per common share is based on the reported net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated on the treasury stock basis. Where potentially dilutive equity instruments are anti-dilutive, basic and diluted earnings per share are the same.

(x)	Share issue costs

Costs incurred for the issue of common shares are deducted from share capital.

(xi)	Share based transactions

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

The Company issued broker warrants as part of brokered private placement offering for common shares. Broker warrants are measured at fair value at the date of the offering and accounted for as a separate component of shareholders’ equity. When the broker warrants are exercised, the proceeds received together with the related amount allocated as a separate component of shareholders’ equity are allocated to capital stock. If the broker warrants expire unexercised, the related amount separately allocated to shareholders’ equity is allocated to contributed surplus.

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

3.	Significant accounting policies, judgements, and estimates (continued)

(xii)	Useful life of mining equipment

Management is depreciating mining equipment using a straight-line basis, with a useful life of:

Seacan containers and supporting infrastructure	4 years
Mining servers	2 years

The mining equipment is used to generate bitcoin. The rate at which the Company generates digital assets and, therefore, consumes the economic benefits of its mining equipment are influenced by several factors including, but not limited to, the following:

•	The complexity of the mining process which is driven by the algorithms contained within the digital assets open source software; and

•	Technological obsolescence reflecting rapid development in the mining machines such that more recently developed hardware is more economically efficient to run in terms of digital assets mined as a function of operating costs, primarily power costs (ie., the speed of mining machines evolution in the industry) is such that later mining machine models generally have faster processing capacity combined with lower operating costs and a lower cost of purchase.

Based on the Company and the industry’s limited history to date, management is limited by the market data available. Furthermore, the data available also includes data derived from the use of economic modelling to forecast future digital assets and the assumptions included in such forecasts, including digital asset’s price and network difficulty, and derived from management’s assumptions. Based on current data available, management has determined that the straight-line method of amortization best reflects the current expected useful life of mining equipment. Management will review their estimates at each reporting date and will revise such estimates as and when data become available. Management will review the appropriateness of its assumption related to residual value at each reporting date.

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

4.	Deposits and prepaid expenses

	September 30, 2020	December 31, 2019
Current
Deposit on equipment order(i)	$2,127,167	$-
Prepaid electricity(ii)	974,558	158,391
Prepaid insurance	108,455	82,225
Miscelaneous deposits	4,523	80,573
Total current deposits and prepaids expenses	$3,214,703	$321,189

Non-current
Deposits related to electricity supply under Electricity Supply Agreement(iii)	$4,431,417	$5,652,240
Land lease deposit	141,988	123,987
Total non-current deposits and prepaids expenses	$4,573,405	$5,776,227

(i)	Payments for mining equipment to ship from China in November 2020.

(ii)	Electricity deposits for facility in Drumheller, Alberta.

(iii)	Electricity deposits for facility in Medicine Hat, Alberta.

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

5.	Digital assets

Digital assets solely consist of bitcoin. Below summarizes the bitcoin mined and transacted.

		Bitcoin
Balance, December 31, 2018	$15,408,189	3,035
Bitcoin mined	81,990,119	8,618
Bitcoin traded for cash	(68,181,784)	(6,883)
Bitcoin used for debt and interest payments	(2,808,396)	(449)
Bitcoin paid for services	(7,514,399)	(1,397)
Gain on use of digital assets	4,143,311	-
Revaluation of digital assets	4,273,686	-
Balance, December 31, 2019	$27,310,725	2,923
Bitcoin mined	27,233,929	2,282
Bitcoin traded for cash(i)	(28,986,610)	(2,350)
Bitcoin paid for services(i)	(43,485)	(4)
Gain on use of digital assets(i)	1,800,983	-
Revaluation of digital assets(ii)	13,713,962	-
Balance, September 30, 2020	$41,029,505	2,851
Current portion
Digital assets, current(iii)	$14,119,230	981
Bitcoin used as collateral(iv)	$26,843,667	1,865
Digital assets, receivable(v)	$66,608	5

(i)	During the nine months ended September 30, 2020, the Company used its bitcoin for cash, payments of debts, interest, and other services totaling $29,030,095 with a cost of $27,229,112, which resulted in a realized gain on use of $1,800,983.

(ii)	Digital assets held are revalued each reporting period based on the fair market value of the price of bitcoin on the reporting date. As at September 30, 2020, the price of bitcoin was $14,390 (US$10,788) which for the nine months ended September 30, 2020 resulted in a revaluation gain of $13,713,962.

(iii)	Bitcoin that is held by Hut 8, is available for use, and not subject to any restrictions or covenants as at September 30, 2020.

(iv)	Digital assets held by Genesis as collateral for the loan (Note 8).

(v)	Bitcoin receivable refers to the amount of bitcoin mined that has not been transferred from the mining pool to the Company. The Company mined approximately 5 bitcoins during September 2020 that were received shortly after the quarter end.

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

6.	Plant and equipment

	Infrastructure	Mining servers	Right-of-use assets(i)	Total
Cost
As at January 1, 2019	$30,006,954	$75,292,993	$-	$105,299,947
Additions	2,123,912	7,110,488	575,274	9,809,674
As at December 31, 2019	32,130,866	82,403,481	575,274	115,109,621
Additions	869,342	2,910,405	-	3,779,747
As at September 30, 2020	33,000,208	85,313,886	575,274	118,889,368

Accumulated Depreciation
As at January 1, 2019	$8,743,809	$38,429,130	$-	$47,172,939
Depreciation	6,314,949	26,664,389	74,259	33,053,597
As at December 31, 2019	15,058,758	65,093,519	74,259	80,226,536
Depreciation	5,109,866	12,370,514	32,219	17,512,599
Accretion expense	-	-	18,003	18,003
As at September 30, 2020	20,168,624	77,464,033	124,481	97,757,138

Net Book Value December 31, 2019	17,072,108	17,309,962	501,015	34,883,085
Net Book Value September 30, 2020	12,831,584	7,849,853	450,793	21,132,230

(i)	The right-of-use assets (“ROU”) comprise of a 10-year land lease with the City of Medicine Hat, dated June 1, 2018, and a three-year sublease with a landlord in Drumheller with an optional 3-year extension dated May 8, 2017. See Note 8 for the related lease liability.

☐	The City of Medicine Hat lease is $1,395 monthly in lease payment. A ROU asset and a related lease liability had been recognized as such.

☐	The Drumheller sublease is $1,500 monthly in lease payment. A ROU asset and a related lease liability had been recognized as such.

7.	Accounts payable and accrued liabilities

	September 30, 2020	December 31, 2019
Accounts payable	$3,575,187	$563,868
Other accrued liabilities	515,446	657,564
Accrued interest	-	1,275,432
Total	$4,090,633	$2,496,864

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

8.	Loans payable

	September 30, 2020	December 31, 2019
Genesis	$26,678,000	$19,482,000
Lease liabilities	328,311	325,075
Bitfury	-	6,231,548
	27,006,311	26,038,623
Current portion	$27,006,311	$4,070,004
Non-current portion	$-	$21,968,619

(i)	Genesis loan

As at September 30, 2020, the Company has a loan payable of $26,678,000 (US$20,000,000) to Genesis Global Capital, LLC (“Genesis”). The loan has an open term where Genesis can call the loan principal, or any part thereof, with a five-month notice to the Company, and Hut 8 can repay the loan, or any part thereof, to Genesis with one month notice. The loan bears interest at 8% per annum, which is payable monthly. The loan has a covenant requiring 95% of the loan principal to be collateralized by bitcoin. The bitcoin for collateral related to the loan are held by Genesis. If the collateralized value of the bitcoin drops below 85% of loan, Genesis may request additional bitcoin to bring the collateral back to the required levels. Conversely, if the collateralized bitcoin value goes over 105% of the loan, the Company may request the return of the surplus bitcoin. Additionally, if the price of bitcoin drops below US$6,500, the collateral requirement will automatically change to 80% of the loan value and the interest rate adjusts to 10% per annum until the bitcoin price increases above US$6,500 again. Interest expense for the three and nine months ended September 30, 2020, respectively, was $556,384 (US$417,479) (2019 - $Nil), and $1,810,045 (US$1,333,664) (2019 - $Nil). A foreign exchange gain of $ 578,000 and loss of $106,500 was recognized for the three and nine months ended September 30, 2020 (2019 - $Nil).

(ii)	Lease liability

A lease liability for each ROUs was recognized in 2018 amortized cost using the effective interest method.

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

9.	Equity

(a)	Common shares

The Company has authorized share capital of an unlimited number of common shares.

	Number of shares	Amount
Balance, December 31, 2018	85,227,858	$162,733,360
Shares issued for mining equipment	838,511	1,167,386
Shares issued in settlement of accounts payable	3,717,433	4,609,617
Shares issued for services	419,507	667,256
Shares issued for RSUs	234,700	1,444,980
Balance, December 31, 2019	90,438,009	$170,622,599
Shares issued for RSUs(i)	543,359	1,804,260
Shares issued for public offering(ii)	5,750,456	5,702,617
Cost of issuance attributed to public offering(ii)	-	(971,527)
Shares issued for exercise of warrants	500	900
Balance, September 30, 2020	96,732,324	$177,158,850

(i)	During the nine months ended September 30, 2020, the Company issued 543,359 shares related to exercise of restricted share units (“RSU”) and reallocated $1,804,260, the relative fair value of RSU’s net of employment withholdings, from contributed surplus to share capital.

(ii)	On June 25, 2020, the Company completed its public offering (the “Offering”), and, with the underwriters exercising their over-allotment option, issued 5,750,456 units (“Unit”) at a price of $1.45 per Unit for gross proceeds of $8,338,161. Each unit comprises of one common share (each a “Common Share”) and one Common Share purchase warrant of the Company (each a “Warrant”). Each Warrant entitles the holder thereof to acquire one additional common share of the Company at an exercise price of $1.80 per share at any time for a period of 18 months. The Warrants are valued at $2,635,544 under the related fair value approach using the Black-Scholes Option Pricing model based on the following assumptions: expected life of 1.5 years, risk-free rate of 0.30%, volatility of 128% and dividend yield of 0%. The Company paid commissions and fees totaling $843,541 and issued 345,027 broker warrants with a fair value of $127,986. The broker warrants are determined using the Black-Scholes Option Pricing model based on the following assumptions: expected life of 2 years, interest rate of 0.30%, volatility of 118% and dividend yield of 0%.

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

9.	Equity (continued)

(b)	Warrants

The warrant activity is as follows:

	Grant date	Number of warrants	Value
Balance, January 1, 2019		2,882,222	$1,367,901
Balance, December 31, 2019		2,882,222	$1,367,901

Broker warrants expired	2/7/2020	(660,000)	(1,367,901)
Public offering warrants	6/25/2020	5,750,456	2,635,544
Public offering - broker warrants	6/25/2020	345,027	127,986
Warrants exercised	7/17/2020	(500)	(229)
Balance, September 30, 2020		8,317,205	$2,763,301

The warrants issued and outstanding as at September 30, 2020 are as follows:

		Weighted average
		remaining contractual
Exercise price	Number	life (months)	Expiry date
$4.50	2,222,222	36	9/10/2023
$1.80	5,749,956	15	12/25/2021
$1.45	345,027	21	6/25/2022
$2.51	8,317,205	21

(c)	Incentive plan

On March 5, 2018, the Company adopted a Long-Term Incentive Plan (“LTIP”) under which it is authorized to grant stock options, restricted share units and deferred share units (“Awards”) to officers, directors, employees, and consultants enabling them to acquire common shares of the Company. The maximum number of common shares reserved for issuance of Awards that may be granted under the plan is 10% of the issued and outstanding common shares of the Company.

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

9.	Equity (continued)

(c)	Incentive plan (continued)

Stock options

The stock option activity is as follows:

	Number of	Weighted average
	options	exercise price
Balance, January 1, 2019	965,000	$4.63
Granted	110,000	1.20
Forfeiture	(165,000)
Balance, December 31, 2019	910,000	4.34
Forfeiture	(115,000)	5.00
Options outstanding, September 30, 2020	795,000	$4.25
Options exercisable, September 30, 2020	536,668	$4.78

As at September 30, 2020 the Company had the following stock options outstanding:

	Number of	Number of	Weighted	Weighted average
Exercise price	options	options	average	remaining life
	outstanding	exercisable	exercise price	(months)
$1.14	100,000	-	$1.14	51
1.80	10,000	-	1.80	49
3.00	90,000	60,000	3.00	36
5.00	595,000	476,668	5.00	30
$4.25	795,000	536,668	$4.78	34

During the three and nine months ended September 30, 2020, the Company recorded a total of $76,548 and $289,475 (2019 – $195,286 and $798,639), respectively, as share based payments related to stock options. During the three and nine months, the Company also recorded a reversal of share-based payments totaling $90,691 due to the forfeiture of 115,000 options. The compensation expense was based on the fair value of each stock option on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions.

	2020	2019
Expected life (years)	n/a	4.96
Expected volatility	n/a	109.36%
Dividend rate	n/a	0.00%
Risk-free interest rate	n/a	2.00%
Weighted average fair value per option granted	n/a	$3.08

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

9.	Equity (continued)

Restricted Share Units (“RSUs”)

The Company has a restricted share unit plan that provides for the granting of restricted share units to directors, officers, employees, and consultants of up to 3,000,000 shares of the Company. Upon vesting, the Company will issue shares from treasury to the employees for no additional consideration.

As at September 30, 2020, rights to receive 406,667 shares have been granted of which none vests in the remainder of 2020, 348,333 vests in 2021, and 58,334 vests in 2022.

During the three and nine months ended September 30, 2020, the Company recognized a total of $91,195 (2019 - $474,849) and $199,841 (2019 – $1,628,503) as share-based payments related to RSUs. The Company also recorded a reversal of share-based payments totaling $1,111,110 previously due to the forfeiture of 505,050 RSUs.

10.	Related party agreements and transactions

Related party transactions

Key management includes members of the Board of Directors and its corporate officers. The aggregate value of transactions relating to key management personnel and entities over which they have control or significant influence were as follows:

	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019
Salary, fees, and other short-term benefits	$664,112	$942,625
Share based payments	577,171	1,972,472
	$1,241,283	$2,915,097

During the three and nine months ended September 30, 2020, the Company was charged $325,884 (2019 - $5,419,253) and $2,259,087 (2019 - $15,475,339), respectively, in site operating costs by Bitfury. The reduction in cost is the result of the Company taking over the site management from Bitfury. As at September 30, 2020, $658,868 (September 30, 2019 - $166,814) was owed to Bitfury, which has been included in accounts payable.

The Company also made payment to Andrew Kiguel, the previous CEO, through his numbered corporation 1138029 B.C. Ltd, a one-time $500,000 consulting fee to assist with the transition to the Interim CEO.

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

11.	Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital and reserves. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the period ended September 30, 2019.

12.	Financial Instruments

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below.

(a)	Credit risk

Financial instruments that are potentially subject the Company to a concentration of credit risk consist primarily of cash, digital assets, and prepaid expenses. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

Hut 8 uses the services of BitGo Trust Company Inc. (“BitGo”). BitGo is considered one of the top custodians for cryptocurrency and has US$100 million of insurance backing its digital asset custody. Hut 8 does not self-custody its bitcoin.

(b)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances nominated in foreign currency at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash and cash equivalents and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal spending requirements on an ongoing basis and its expansionary plans.

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

12.	Financial Instruments (continued)

(d)	Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises from financial instruments (including cash and cash equivalents) that are denominated in a currency other than Canadian dollars, which represents the functional currency of the Company. The Company’s functional currency is the Canadian dollar and most purchases are transacted in Canadian dollars. The Company has also transacted in US Dollars to purchase mining equipment from Bitfury and with loans payable denominated in US Dollars. Management currently does not hedge its foreign exchange risk.

The table below indicates the foreign currencies to which the Company has significant exposure as at September 30, 2020 in Canadian dollar terms:

2020
Cash	$1,364,460
Accounts payable	174,592
Loans payable	26,678,000

The effect on earnings before tax of a 10% strengthening or weakening of the CAD exchange rate at the balance sheet date for financial instruments denominated in USD, with all other variables held constant, is $2,821,705.

(e)	Fair value measurements:

(i)	Financial hierarchy:

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly from observable market data; and

Level 3: Inputs that are not based on observable market data.

The Company’s financial instruments have been classified as follows:

December 31, 2019	Level 1	Level 2	Level 3	Total
Fair value through profit and loss
Cash	$2,946,017	$-	$-	$2,946,017
Digital assets	$-	$27,310,725	$-	$27,310,725

September 30, 2020	Level 1	Level 2	Level 3	Total
Fair value through profit and loss
Cash	$2,259,951	$-	$-	$2,259,951
Digital assets	$-	$41,029,505	$-	$41,029,505

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

12.	Financial Instruments (continued)

(f)	Digital assets and risk management

Digital assets are measured using level two fair values, determined by taking the rate from Coinmarketcap.

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital assets; in addition, the Company may not be able liquidate its inventory of digital assets at its desired price if required. A decline in the market prices for digital assets could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital assets.

Digital assets have a limited history and the fair value historically has been very volatile. Historical performance of digital assets is not indicative of their future price performance. The Company’s digital assets currently solely consist of bitcoin.

As at September 30, 2020, had the market price of the Company’s holdings of Bitcoin increased or decreased by 10% with all other variables held constant, the corresponding asset value increase or decrease respectively would amount to $4,102,951.

13.	Subsequent events

On November 2, 2020, Hut 8 announced the appointment of Jaime Leverton as its new permanent CEO, effective December 1, 2020. The current Interim CEO, Jimmy Vaiopoulos, will return to his previous position of CFO, while the current Interim CFO will step down from his position effective November 30, 2020. Viktoriya Griffin will become Hut 8’s full-time Corporate Secretary beginning December 1, 2020.

The continuing outbreak of the coronavirus, also known as “COVID-19”, is still impacting worldwide economic activity. Conditions surrounding the coronavirus continue to rapidly evolve and government authorities have implemented emergency measures to mitigate the spread of the virus. The outbreak and the related mitigation measures may have an adverse impact on global economic conditions as well as on the Company’s business activities. The extent to which the coronavirus may impact the Company’s business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in Canada and other countries to contain and treat the disease. The effect that these events will have on the price of bitcoin, the ability for the Company to raise capital and the supply of upgraded equipment remain uncertain and as such, the Company cannot determine their financial impact at this time.

HUT 8 MINING CORP.

(In Canadian dollars)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Amended and Restated

For the three and nine months ended September 30, 2020 and 2019

14.	Restatement of the financial statements

The unaudited condensed consolidated interim financial statements of the Company as at September 30, 2019 and for the period then ended have been restated to correct material errors and omissions in its prior filing. The Company discovered the deficiencies in the accounting information subsequent to the filing and issuance of the financial statements. The unaudited condensed consolidated interim financial statements for the period ended September 30, 2019 have been prepared using the most complete information currently available. Below are the restated:

Period ended September 30, 2019

Unaudited Condensed Consolidated Interim Statement of Loss and Comprehensive Loss

The net and comprehensive loss for the three months ended September 30, 2019 was increased by $3,445,964 to $5,188,641 from $1,742,677 due to a change in depreciation expense on plant and equipment, which was adjusted to $8,178,269 from $4,732,305.

The net and comprehensive income for the nine months ended September 30, 2019 was decreased by $ 10,337,892 to $15,525,987 from $ 25,863,879 due to a change in depreciation expense on plant and equipment, which was adjusted to $24,534,807 from $14,196,915.

Unaudited Condensed Consolidated Interim Statement of Cash flows

The net income for the nine months ended September 30, 2019 was decreased by $10,337,892 which was offset by non-cash depreciation expense of $10,337,892 resulting in no changes to cash used in operating activities.